

September 14, 2009

Via U.S. Mail and Facsimile

Mr. Rowland W. Day II
 Chief Executive Officer
BLINDSPOT ALERT, INC.
1 Hampshire Court
Newport Beach, California 92660

> **Re: Blindspot Alert, Inc.**
> **Item 4.01 Form 8-K, filed July 16, 2009**
> **File No. 333-140378**

Dear Mr. Day:

    We have completed our review of your Form 8-K and have no further comments at this time.

                        Sincerely,

                        Beverly A. Singleton
                        Staff Accountant